

November 5, 2010

Xinyu Peng
Chief Financial Officer and Secretary
China Recycling Energy Corporation
12/F, Tower A, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

> **Re: China Recycling Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 1-34625**

Dear Mr. Peng:

We have reviewed your response letter dated October 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 26

Report of Independent Registered Public Accounting Firm, page 26

1.   We reviewed your response to comment two in our letter dated September 22, 2010. Please confirm that you intend to include the conformed signature of your independent accountant in the amendment you intend to file upon conclusion of our review.

Consolidated Statements of Cash Flows, page 30

2.   We reviewed your response, along with the analysis provided in the appendix, to comment three in our letter dated September 22, 2010. We acknowledge the guidance in ASC 230-10-45-22 that certain cash receipts and payments may have aspects of more than one class of cash flows, and that the appropriate cash flow classification should depend on the activity that is likely to be the predominate source of cash flows. As such, it appears that the construction costs of power generating systems and the related proceeds from the sale of these systems should be consistently presented as either operating or investing activities dependent on the predominant source of cash flows. Please tell us how you are applying the referenced guidance in determining whether cash flows from the acquisition/construction and sale of power generation systems should be classified as operating or investing activities. In your response, please address the following questions with respect to the consolidated statement of cash flows provided in the appendix:

- We note that the increase in construction in progress is classified in cash flows from operating activities while principal collections on sales type leases are classified in cash flows from investing activities. Please tell us your basis in GAAP for these cash flow classifications in light of the guidance in ASC 230-10-45-22.

- We note that sales of systems are classified as cash outflows from investing activities in the initial investment in sales type lease line item. Please tell us why the sale of systems results in cash outflows.

- It seems as though sales of power generating systems net of the costs of systems subject to sales and lease back arrangements represent non-cash income and expense. If you consider construction expenditures and collection of principal on sales type leases as investing cash flows, please tell us why you should not present gross profit from the sale of systems as a reduction to cash flows from operating activities in the adjustments to reconcile net income (loss) to net cash provided by operating activities.

Notes to Consolidated Financial Statements, page 31

Note 19. Stock-Based Compensation, page 47

3.   We reviewed your response to comment six in our letter dated September 22, 2010. It appears that the guidance at ASC 505-50-30-11 through ASC 505-50-30-17 should be followed when determining the measurement date for equity instruments issued in a share-based payment transaction with nonemployees. If you disagree, please explain in greater detail why such guidance is not applicable. Given this guidance, as previously requested, please tell us in more detail the basis for your determination that the

measurement date for the warrants issued to non-employees was the same as the grant date. Refer to the guidance in ASC 505-50-30-11 through ASC 505-50-30-17 and discuss why you believe: (i) performance was complete on the grant date or (ii) a performance commitment to earn the equity instruments was probable on the grant date because of sufficiently large disincentives for nonperformance. With respect to the latter, please explain in detail the sufficiently large disincentives for nonperformance.

Item 9A. Controls and Procedures, page 51
Internal Controls over Financial Reporting, page 51

4.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with following information:

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

5.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

6. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

7. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

8.   We note that you identify Mr. Sean Shao, member of your audit committee, as a financial expert in your Proxy Statement filed April 30, 2010. Please describe the financial expert's qualifications, including the extent of the financial expert's knowledge of U.S. GAAP and internal control over financial reporting.

Form 10-Q for Quarterly Period Ended June 30, 2010

Part I. Financial Information, page 3

Item 1. Financial Statements, page 3

Consolidated Balance Sheets, page 3

9.   We reviewed your response to comment 11 in our letter dated September 22, 2010. In your response you state that you classified the shares to be issued as a non-current liability. However, shares to be issued are classified as temporary equity between total liabilities and equity. Please classify the obligation as a non-current liability in future filings.

You may contact Adam Phippen at 202-551-3336 if you have any questions. In his absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief